NETWORK CN INC.
Suite 3908, Shell Tower, Times Square
1 Matheson Street, Causeway Bay, Hong Kong

Tel: (852) 2833-2186

January 28, 2011

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:           Network CN Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed March 31, 2010

Form 10-Q for the quarter ended September 30, 2010
Filed November 8, 2010
File Number: 000-30264

Dear Mr. Spirgel:

We hereby submit the responses of Network CN Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 30, 2010, providing the Staff’s comments with respect to the above referenced annual report on Form 10-K (the “Form 10-K”) and quarterly report on Form 10-Q (the “Form 10-Q”), as well as Amendment No. 1 to the Form 10-K (the “Amended 10-K”) and Amendment No. 1 to the Form 10-Q (the “Amended 10-Q”).

We understand and agree that:

a.           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
b.           the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Division of Corporation Finance
January 28, 2011

c.           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-KSB for the Year Ended December 31, 2009
Item1. Business
Acquisition of Quo Advertising page 6

1.
You state you acquired 100% of the equity interests of Quo Advertising on January 31, 2007 pursuant to a purchase and sale agreement and a trust agreement. However, on page 21, you note that you are unable to directly own 100% of an advertising business in China and that Quo Advertising was owned by two PRC citizens designated by you. Please revise the disclosure throughout your document to avoid the implication that you acquired direct ownership interests in Quo Advertising, and in your other PRC operating subsidiaries, to the extent applicable. Revise your disclosure to make clear throughout the extent to which your company has contractual relationships with PRC companies that operate advertising business rather than direct ownership.

Response:  We note your comment and we have revised our disclosure throughout the Amended 10-K, including under the “History – Acquisition of Quo Advertising” heading, to clarify our contractual relationship with Quo Advertising.

2.	Please file the purchase and sale agreement with Quo Advertising or its prior owners pursuant to as exhibits.

Response:  We have included the Quo Advertising purchase and sale agreement as Exhibit No. 10.25 to the Amended 10-K.

Other Contractual Arrangements with the PRC Operating Companies, page 7

3.
You disclose on page 7 that in January 2008, you restructured your advertising business “in order to strengthen our compliance with existing PRC regulation.”  Please explain this statement. Clarify whether you were in compliance with PRC regulations. For example, explain how you could acquire Cityhorizon BVI and its PRC subsidiaries Lianhe and Bona and be in compliance with PRC laws and regulations restricting foreign investment in advertising businesses.

Division of Corporation Finance
January 28, 2011

Response:  In January 2008, we entered into a Share Purchase Agreement (the “Agreement”) with Cityhorizon BVI, its PRC operating companies, namely Huizhong Lianhe Media Technology Co., Ltd (“Lianhe”) and Beijing Huizhong Bona Media Advertising Co., Ltd. (“Bona”), and the shareholder of Cityhorizon BVI. Lianhe was a wholly foreign owned enterprise of Cityhorizon BVI in China while Cityhorizon BVI exerted 100% effective control over Bona, a local PRC company, through a trust arrangement.

Pursuant to the Agreement, we acquired 100% of the issued and outstanding shares of Cityhorizon BVI from the seller. We then effectively owned 100% of the equity interest in Lianhe through Cityhorizon BVI.

After the acquisition, we restructured Cityhorizon BVI by causing Lianhe to enter into a series of commercial agreements with Bona and Quo Advertising and their registered PRC shareholders who held the equity interest of Bona and Quo Advertising on behalf of Cityhorizon BVI, pursuant to which Lianhe is obligated to provide exclusive technology and management consulting services to Bona and Quo Advertising in exchange for service fees amounting to substantially all of the net income of Bona and Quo Advertising. Each of the registered PRC shareholders of Bona and Quo Advertising also entered into equity pledge agreements and option agreements with Lianhe which cannot be amended or terminated except by written consent of all parties. Pursuant to these equity pledge agreements and option agreements, each shareholder pledged its equity interest in Bona and Quo Advertising for the performance of payment obligations of Bona and Quo Advertising under the exclusive technology and management consulting services agreements.

In addition, the shareholders of Bona and Quo Advertising assigned to Lianhe all their voting rights as shareholders of Bona and Quo Advertising and Lianhe has the option to acquire the equity interests of Bona and Quo Advertising at a mutually agreed purchase price that will first be used to repay any loans payable to Lianhe or any affiliate of Lianhe by the registered shareholders of Bona and Quo Advertising.

These commercial arrangements enable us to exert effective control on Bona and Quo Advertising and their respective subsidiaries, if any and in the opinion of our PRC legal counsel are in compliance with all existing PRC laws, rules and regulations and are enforceable in accordance with their terms and conditions although there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulation.

Division of Corporation Finance
January 28, 2011

We have expanded our disclosure under the “History – Other Contractual Arrangements with the PRC Operating Companies” heading in the Amended 10-K to include the foregoing discussion.

4.
You state that subsidiary Lianhe entered into a series of contractual agreements, including pledge and option agreements, with Quo Advertising and Bona in January 2008. Please disclose the consideration, if any, Lianhe provided to Quo Advertising, Bona, or their shareholders in exchange for entering into these contractual arrangements. Identify the Quo Advertising and Bona shareholders that are parties to the agreements. Discuss why the parties entered into the agreements. File as exhibits all the agreements between Lianhe, Quo Advertising, Bona, their shareholders and any other party that formed the basis for your consolidation of Quo Advertising and Bona or otherwise govern the relationship between the parties.

Response:  We have clarified our disclosure in the Amended 10-K to clarify that, we, through the acquisition of Cityhorizon BVI, effectively owned 100% equity interest of Lianhe and exerted 100% control on Bona while we exerted 100% control on Quo pursuant to the purchase and sale agreement and a trust agreement entered on January 24, 2007. All the shareholders of Bona and Quo held the equity interest on behalf of us through trust arrangements as aforementioned. As such, we just simply caused them to enter into those contractual agreements. There was no consideration to be provided by Lianhe to Quo Advertising, Bona or their shareholders in exchange for entering into these contractual arrangements.

As of January 2008, the registered PRC shareholders of Quo Advertising were Ms. Zhang Lina and Ms. Zhang Qinxiu while the registered PRC shareholders of Bona were Mr. Dayong Hao and Mr. Kaiyin Liu. Currently, the registered PRC shareholders of Bona were Mr. Dayong Hao and his spouse, Ms. Xiaozhou Shen as we subsequently replaced Mr. Kaiyin Liu with Ms. Xiaozhou Shen who also entered into the same set of commercial agreements with Bona at the time she was designated as Bona’s shareholder.

In fact, all the registered PRC shareholders of Quo Advertising and Bona were designated by us and in substance they held the equity interest on our behalf. As such, they are obligated to follow our instruction to enter into those contractual agreements.

We have filed the reorganization agreements as Exhibits 10.26 through 10.33 to the Amended 10-K.

Division of Corporation Finance
January 28, 2011

5.
Disclose the material terms of the agreements between Lianhe, Quo Advertising and Bona. Disclose whether Lianhe has received any management and consulting fees from Quo Advertising and Bona and, if so, quantify the amounts.

Response:  We will reflect the material terms of the agreements in the Amended 10-K as summarized in our response to Comment 3.  We have also disclosed that, to date, Lianhe has not received any management and consulting fees from Quo Advertising and Bona as they have operated at a net loss since entering into these contractual agreements.

6.	Disclose whether you registered the equity pledge agreements between Lianhe and the PRC shareholders of Bona and Quo Advertising with the relevant PRC authorities.

Response:  We didn’t register such equity pledge agreements with the relevant PRC authorities as we believed that the risk of the PRC shareholders failing to perform their respective obligations under these contractual arrangements was not high. Furthermore, the registration of the equity pledge agreements with the relevant PRC authorities would incur more costs and time if we want to designate other person as the new PRC shareholders.

Currently, our advertising business is mainly run through Yi Gao, our directly owned subsidiary, which will be discussed in more detail in our other responses below. As such, we believe that any risk imposed on our operations has been reduced. We have also revised our disclosure in the Amended 10-K to clarify the above.

Corporate Structure, page 8

7.
So that this chart serves as a more meaningful reference for the narrative disclosure, revise your corporate structure chart to clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, and holding or operational company status, as the case may be, within the boxes. Also clearly indicate where there is direct equity ownership or where there are contractual arrangements between the entities. In your response letter, please provide us with a corporate chart reflecting your current corporate structure.

Response:  We have revised our corporate structure chart in the Amended 10-K to clearly show our operations inside and outside of China.  A copy of the corporate chart which reflects our current corporate structure is attached at Annex 1 hereto.

Division of Corporation Finance
January 28, 2011

Available Information, page 8

8.	Please update the address of the SEC’s Public Reference Room.

Response:  We have updated the address of the SEC’s Public Reference Room in the Amended 10-K to 100 F Street, NE, Washington, D.C. 20549.

Our Services, page 9

9.
Please discuss here and in your Management’s Discussion and Analysis the extent to which you have been able to sell your available advertising airtime for your roadside advertising panels in Shanghai and your mega-size advertising panels in Wuhan and Beijing and how much of your airtime is unsold.

Response:  We have updated our disclosure under “Our Services” and in our “Management’s Discussion and Analysis” to include the following table which shows the percentage of sold and unsold air time on our panels in Shanghai, Wuhan and Beijing.

Location	Percentage of Sold airtime	Percentage of Unsold airtime
Nanjing Road Pedestrian Street, Shanghai
- 28 Roadside LED panels	3%	97%
- 24 Rollersheets	44%	56%
- 28 Lightboxes (back side of Roadside LED panels)	54%	46%

Wuhan – Mega-sized LED	8%	92%
Beijing - Mega-sized LED	6%	94%

Advertising Services, pages 12-13

10.
We refer to your statement that companies that engage in advertising must obtain business licenses from the SAIC or its local branches that include operating an advertising business with their scope. On page 12, you disclose that you “do not expect to encounter any difficulty maintaining our business license.” However, on page 17, you disclose that you “did not have any PRC operating subsidiaries able to apply for the required licenses for providing advertising services until Yi Gao… “We note that you disclose that Quo Advertising had the required licenses. Please disclose whether your other Chinese operating entities had the requisite licenses to provide advertising services in China, including Bona, and Botong. If not, please explain the potential consequences of not having such certificates and the potential risks, if any, posed to your operations.

Division of Corporation Finance
January 28, 2011

Response:  In 2009, our advertising business was mainly operated through our PRC operating entities, namely Quo Advertising, Botong and Bona which all have the requisite licenses to provide advertising services in China. All these three PRC entities were treated as variable interest entities as we could only exert effective control through contractual arrangements while we did not have direct equity ownership.

For our disclosure “did not have any PRC operating subsidiaries able to apply for the required license for providing advertising services until Yi Gao,” we interpreted subsidiaries as entities with direct equity ownership, excluding variable interest entities. As such, we have revised our disclosure in the Amended 10-K to clarify that until we established Yi Gao, our 70% majority-owned indirect subsidiary, we did not have any PRC subsidiaries that were able to apply for  the requisite licenses to provide advertising services in China.

11.
We refer to your statement that companies are required to obtain an out-of –home advertising registration certificate for each LED billboard that is installed in Shanghai. Please disclose whether all of the out-of-home LED billboards that you operate in Shanghai have the proper certificates. If not, disclose the extent of any non-compliance, the potential consequences of not having such certificates and the potential risks, if any, posed to your operations.

Response:  We have clarified our disclosure in the Amended 10-K to reflect that the parties to our advertising operating right contracts are obligated to obtain the out-of-home advertising registration certificate for each relevant billboard located in Shanghai that is to be installed by us. They are also obligated to fully compensate us for any loss as a result of their non-compliance. To the best of our knowledge, they have obtained the relevant advertising registration certificate from the relevant local authorities.

Enterprise Income Tax Law, page 13

12.
You disclose that you may not enjoy tax incentive for your “further established companies in the PRC….” as a result of the EIT. Please explain what tax incentives you are referring to and why you may no longer benefit from such incentives. In this regard, please provide specific disclosure of the company’s belief whether it is a resident enterprise and subject to the enterprise income tax rate of 25% for its global income. If not, include a discussion of the relevant facts and circumstances that provide the basis for your belief that you are not a resident enterprise.

Division of Corporation Finance
January 28, 2011

Response:  We have revised our disclosure in the Amended 10-K to clarify that before the introduction of a new uniform taxation regime in the PRC, those entities with qualified hi-tech status were subject to a preferential tax rate of 15%, plus a three-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. However, starting from January 1, 2008, any further established enterprises that qualify as “new and high technology enterprises” were only entitled to a preferential tax rate of 15%.  We believe that each of our PRC operating entities were resident enterprises and subject to the enterprise income tax rate of 25% for its global income.  We do not believe that any of our off-shore entities are resident enterprises.  Our off-shore entities didn’t provide any services in the PRC and their overall management and controls are all located outside China, permanent establishment does not exist and hence they would not fall into the resident enterprise category. However, we cannot provide assurance that all our offshore operating entities are not “resident enterprises” as there are substantial uncertainties regarding the interpretation and implementation of current PRC tax rule and regulation.

Risk Factors, page 13

We rely on trust agreement arrangement with Quo Advertising to control 30% equity of Yi Gao…., page 18

13.
We refer to your disclosure on page 18 that you have transferred all of Quo Advertising’s operations of Yi Gao and you have entered into a trust declaration with Quo Advertising to enable you to control 100% of Yi Gao. Please file all agreements regarding the transfer of Quo Advertising’s operations to Yi Gao and the trust declaration between you and Quo Advertising as exhibits.

Response:  We have filed the transfer agreement and trust declaration as Exhibits 10.34 and 10.35 to the Amended 10-K.

14.
Please disclose why you structured the transfer of Quo Advertising’s operations to Yi Gao as an equity joint venture and arranged for Quo Advertising to hold its 30% equity interest in Quo Advertising pursuant to a trust declaration for the benefit of your subsidiary Linkrich Enterprise Advertising.

Response: At the time we applied to set up Yi Gao, as an equity joint venture, we did not have any plans to dispose of Quo Advertising. As Yi Gao was a sino-foreign equity joint venture (30:70) incorporated in Shanghai, we selected Quo Advertising, the only Shanghai local advertising company over which we had control at that time, and Lickrich Enterprise, our Hong Kong subsidiary, as the PRC registered shareholder and foreign registered shareholder, respectively. However, after establishing Yi Gao, we decided to consolidate all our operations into one directly owned entity in order to improve our operational effectiveness and efficiency. Accordingly, we transferred Quo’s Advertising’s operations to Yi Gao and terminated our commercial arrangements with Quo Advertising. However, we continue to exercise control over Quo Advertising’s conduct with respect to Yi Gao, pursuant to a trust declaration executed and delivered to us by Quo Advertising, whereby Quo Advertising affirms that it is holding its 30% minority interest in Yi Gao on behalf and for the benefit of Linkrich Enterprise.

We have revised our disclosure in Amended 10-K to include the above discussion.

Division of Corporation Finance
January 28, 2011

15.
Please disclose how Quo Advertising shareholders will be appointed going forward and any risks that may pose to your business. Pleases disclose how this restructuring will impact the distribution of Quo Advertising’s revenue going forward.

Response:  As discussed in our foregoing responses, in early 2010, our management decided that we would operate with more efficiency if we eliminated our structure of variable interest entities and substituted them with direct ownership.  On January 1, 2010, we terminated all our commercial agreements with Quo Advertising and transferred all its operations, including but not limited to existing sales contracts, to Yi Gao, a newly formed PRC advertising joint venture, with 70% equity interests held by Linkrich Enterprise, our wholly owned Hong Kong subsidiary, and 30% equity interests held by Quo Advertising. We continue to exert control over Quo Advertising’s equity interest in Yi Gao through a trust declaration delivered by Quo Advertising stating that it is holding its equity interest in Yi Gao on behalf and for the benefit of Linkrich Enterprise. We have revised our disclosure under the “Recent Developments – Corporate Restructuring” and “Risk Factor” headings of the Amended 10-K to include the above discussion.

Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends…., page 22

16.
We refer to your disclosure on page 22 that you rely on dividends from your subsidiaries in China and other fees, including consulting fees. Please disclose whether any dividends and/or fees have been paid to you during the past three years and, if not, when you expect to start receiving such payments.

Response:  We have clarified on page 22 of the Amended 10-K that we have not received any dividends or any other fees, including consulting fees, from our PRC subsidiaries or our affiliated Chinese entities in the past three years as all of our PRC operating companies, including our PRC subsidiaries and variable interest entities, are currently operating at an accumulated deficit and the regulations prevent us from receiving any dividends in the short term until they turn into accumulated profit.

Division of Corporation Finance
January 28, 2011

17.
Please disclose that PRC law only allows payment of dividends out of accumulated profits and explain the impact of this restriction. Disclose whether your PRC subsidiaries or variable interest entities have an accumulated deficit. Similarly revise your disclosure under “Dividend Policy” on page 30.

Response:  We have clarified on page 22 and page 29 of the Amended 10-K that PRC law only allows payment of dividends out of accumulated profits. We have not received any dividends or any other fees, including consulting fees, from our PRC subsidiaries or our affiliated Chinese entities in the past three years as all of our PRC operating companies, including our PRC subsidiaries and variable interest entities, are currently operating at an accumulated deficit and the regulations prevent us from receiving any dividends in the short term until they turn into accumulated profit. As such, we could only receive funds from them through the repayment of intercompany loans by our PRC subsidiaries or charging them service fees through the provision of management services. If our PRC operating entities continue to operate at a net loss, we will need to raise funds through the issuance of equity and debt securities to satisfy future payment requirements, and there is no assurance that we will be successful in raising such funds.

18.
For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the registrant’s business and structure. Refer to Regulation S-K Item 401(e)(1).

Response: We have revised our disclosure in the Amended 10-K to include the following discussion regarding each of our directors’ experience, qualifications, attributes or skills that led to the conclusion that they should serve as a director of our Company

Earnest Leung was appointed as a director because of his extensive knowledge of capital markets through his various senior positions in financial institutions and because of his in-depth business management experience.

Godfrey Hui was appointed as a director because he is the founder of the Company and has served as a member of our Board since 2002. He has in-depth knowledge of the Company’s operation, strategy, financial condition and competitive position.

Ronald Lee was appointed as a director due to his extensive auditing experience and financial expertise with over 40 years’ experience in the accounting industry, which provides a strong foundation to serve as the Chairman of our Audit Committee.

Division of Corporation Finance
January 28, 2011

Gerald Godfrey was appointed as a director because of his strong network connection and also his extensive company board and committee experience.

Involvement in Certain Legal Proceedings, page 48

19.	Please provide disclosure regarding the involvement of your officers and directors in the types of legal proceedings set forth in Regulation S-K Item 401(1) for the last ten years.

Response:  We have revised our disclosure in the Amended 10-K to clarify that, to the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Transactions with Related Persons, Promoters and Certain Control Persons; Corporate Governance,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Summary Compensation Table, page 51
20.	For awards, of stock and options, please disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Regulation S-K Item 402(c)(2)(v) and (vi).

Response:  We have revised our disclosure in the Amended 10-K to reflect that amounts in the column “Stock Awards” of the table present the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ 718 Compensation—Stock Compensation (“FASB ASC 718”). The grant date fair value of each of the executives’ award is measured based on the closing price of our common stock on the date of grant.

Division of Corporation Finance
January 28, 2011

21.
Please provide appropriate quantification through footnote disclosure of the items included in “All Other Compensation.” In this regards, you should identify and quantify any item that is not a perquisite or personal benefit (such as tax reimbursements and contributions to the mandatory provident fund) whose value exceeds $10,000. See Instructions 3 and 4 to Item 402(c)(2)(ix).

Response: We have revised our disclosure in the Amended 10-K to reflect that all other compensation only represents (a) a monthly contribution of $128 paid by the Company into a mandatory provident fund for the benefit of each of the Named Executive Officers. (b) monthly cash allowance of HK$40,000 (approximately $5,161) paid to Dr. Earnest Leung and Mr. Godfrey Hui commencing from July 2009 and (c) income tax reimbursement to be paid to Dr. Earnest Leung and Mr. Godfrey Hui in order to sufficiently cover their Hong Kong salary taxes resulting from their employment during each fiscal year and to Mr. Daley Mok for his employment commencing from July 1, 2007 till June 15, 2009. There is no item that is not a perquisite or personal benefit (such as tax reimbursements and contributions to the mandatory provident fund) whose value exceeds $10,000 for each Named Executives.

Director Compensation, page 55

22.
Please disclose why you pay your employee directors compensation for their role as directors. Also disclose why the cash compensation for employee directors for the service period from July to June 2010 is higher than for non-employee directors.

Response:  All the compensation packages of employee directors were proposed by our Remuneration Committee after considering their executive compensation packages and were approved by our Board.

23.	For awards of stock and options, please disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Regulation S-K Item 402(k)(2)(iii) and (iv)

Response:  We have revised our disclosure in the Amended 10-K to reflect that amounts in the column “Stock Awards” of the table present the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ 718 Compensation—Stock Compensation (“FASB ASC 718”). The grant date fair value of each of the directors’ award is measured based on the closing price of our common stock on the date of grant.

Division of Corporation Finance
January 28, 2011

Security Ownership of Certain Beneficial Owner and Management, page 58

24.
Please disclose the natural person(s) who have voting or investment control over the company’s shares held by Keywin Holdings Limited and Sino Portfolio International Ltd.  To the extent that Mr. Leung has voting or investment control over the shares held by Keywin Holdings Limited, include those shares in Mr. Leung’s beneficial ownership amount.

Response:  We have revised our disclosure in the Amended 10-K to disclose that the natural person who has voting and investment control over the Company’s shares held by Keywin Holdings Limited are Dr. Earnest Leung, its sole director, and Ms Pui Chu Tang, its shareholder and Dr. Earnest Leung’s spouse.  The natural person who has voting and investment control over the Company’s shares held by Sino Portfolio International Ltd are Ms Angela Chan, its sole director, and Mrs. Chen Yang Foo Oi, its shareholder.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 58
Related Transactions, page 58

25.	We note that Statezone Ltd, provided agency and financial services in connection with debt restructuring. Please file the agreement with Statezone Ltd as an exhibit.

Response:  We have filed the agreement with Statezone Ltd. as Exhibit 10.36 to the Amended 10-K.

26.
Please disclose why the company paid the expenses of Vision Tech International Holdings Limited in the amount of $413,309 during the year ended December 31, 2009, particularly in light of the company’s financial condition. Disclose the business of Vision Tech International Holdings, what types of expenses were paid and whether these payments resulted in any benefits to Network CN. Disclose whether the payments were approved by the company’s audit committee in accordance with its Related Party Transaction Policy prior to the time the payments were made or the arrangement was entered into. File any documents evidencing this arrangement. Disclose when the amounts were repaid. Disclose whether the company intends to enter into similar arrangements in the future. Disclose these payments in your Management’s Discussion and Analysis and discuss their impact on your liquidity and capital resources.

Division of Corporation Finance
January 28, 2011

Response:  We have revised our disclosure in the Amended 10-K to disclose that we provided a short-term advance of $413,309 to China Boon Holdings Limited (formerly, Vision Tech International Holdings Limited) (“China Boon”), a HK listed company owned and controlled by our CEO, Dr. Earnest Leung, towards the payment of pre-operating expenses incurred by China Boon in connection with its January 2010 establishment of a wholly foreign owned enterprise in China, for the purpose of engaging in a cemetery business.

The pre-operating expenses paid were mainly office rental deposit and expenses, leasehold improvement, furniture and fixture, other fixed assets and other administrative expenses. China Boon had sufficient funds in Hong Kong to cover these expenses but had no channels to remit such funds from Hong Kong to China until the establishment of their wholly foreign owned enterprise. We agreed to pay these expenses on behalf of China Boon in the hope of generating advertising business from China Boon when they commenced promotion of the cemetery services.  China Boon repaid all these expenses in February, 2010 when their wholly foreign owned enterprise was set up in China.

Our arrangement with China Boon was not in writing but it was approved by our Board of Directors prior to the time that the payments were made. We do not have any intention to enter into similar arrangements with China Boon or any other entity in the future.

Exhibits

27.
You have filed many of your exhibits through incorporation by reference to exhibits filed with filings you have made. When incorporating by reference, please indicate the exhibit number of the filing from which you are incorporating by reference. Referring only to the report and date the report filed is not specific enough.

Response:  We have revised our exhibit index in the Amended 10-K to properly reference the exhibit numbers of the filings from which we are incorporating by reference.

28.
Please provide enough information about the exhibit in the exhibit index for investors to understand to what the exhibit relates. For example, it is not clear what document is filed ad Exhibit 10.3 which is identified in the exhibit index only as “Security Agreement, date January 31, 2008.”

Response:  We have revised our exhibit index in the Amended 10-K to properly identify the documents being filed as exhibits.

Division of Corporation Finance
January 28, 2011

29.
It appears that the document filed as Exhibit 10.1 and identified in the exhibit index as “Purchase Agreement, date November 19, 2007 (incorporated by reference from Registrant’s Current Report on Form 8-K filed with SEC on November 26, 2007)” is the Note and Warrant Purchase Agreement between the company, Shanghai Quo Advertising Company Limited, Lina Zhang, Qinziu Zhang and the investor which was filed as Exhibit 99.1 to the Form 8-K filed on November 26, 2007. Within this Exhibit 99.1 that you have omitted information pursuant to a request for confidential treatment. We are unable to locate any such request for confidential treatment. Please advice.

Response:  The information we omitted was mainly because we want to keep the acquisitions of certain companies confidential as they had not yet been finalized or announced at the time when we submitted the filing. At the time we authorized our legal representative, Crone Rozynko LLP, to apply to the Commission for a request for confidential treatment of the agreement, we believed the request to have been submitted then.  However, it appears that due to a miscommunication, the request was never submitted to the Commission. Now that the original reason for seeking confidential treatment from the Commission no longer exists, we are attaching the un-redacted agreement as Exhibit 10.1 to the Amended 10-K.

Form 10-Q for the quarterly period ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition…., page 29

30.
Please clarify, if true, that your advertising panels consists of 52 roadside advertising panels along one road in Shanghai, one mega-size advertising panel in Wuhan and one mega-size advertising panel in Beijing.

Response:  We have clarified in the Amended 10-Q that as at September 30, 2010, we only have the right to operate 52 roadside advertising panels along the Nanjing Road in Shanghai, China.  We have terminated our right to operate our mega-size advertising panels in Wuhan and Beijing as a result of continued losses from their operation.

31.
You disclose on page 30 that, since early 2010, you have begun to restructure and simplify your organization by consolidating your PRC operations and advertising business by, for examples, terminating your contractual agreements with Quo Advertising and consolidating its business into Yi Gao and terminating your contractual arrangements with, and deconsolidating, Botong. You state that you “expect these actions will enhance [y] our operational efficiency and effectiveness and should reduce [y] our operating expenses for the foreseeable future.” Please explain more specifically, and quantify to the extent possible, how these actions have impacted and will continue to impact your business and results of operations.

Division of Corporation Finance
January 28, 2011

Response:  Before our restructuring exercise, we maintained offices in both Beijing and Shanghai and our advertising business was run through four PRC advertising entities, namely Quo Advertising, Bona, Botong and Yi Gao. After the restructuring, we now only maintain offices in Shanghai and our advertising business is only run through our two PRC advertising entities, Bona and Yi Gao. This restructuring exercise enables us to reduce our operating expenses, including Beijing rental expenses of US$42K per annum, staff costs in Beijing of US$128K per annum, as well as office expenses, travelling expenses and PRC statutory expenses. The structure of our PRC operations is now simplified which directly improves internal communication and efficiency. We have revised our disclosure in the Amended 10-Q to include the above explanation.

32.	Please disclose why you can now directly own PRC advertising subsidiaries in light of the PRC law and regulations restricting foreign investment in advertising businesses.

Response:  We have undergone a long application process for qualifying and registering Yi Gao, as a sino-foreign equity advertising joint venture in Shanghai, and on August 4, 2009 the State Administration of Industry and Commerce (SAIC)  issued Yi Gao a business license which specifically includes operating an advertising business within its scope of operations.

33.	Please clarify that Yi Gao is not directly owned by you.

Response:  We hold a 70% majority equity interest in Yi Gao, through Linkrich Enterprise, our wholly-owned Hong Kong subsidiary, and Linkrich controls the remaining 30% through the trust agreement with Quo Advertising discussed in prior responses above.

34.
You disclose on page 30 that you started an advertising agency business in 2009 and that you expect this business “will enable [you] to generate revenue without having capital commitment and hence enhance [y] our current capital position and liquidity.”  In your results of operations, please discuss and quantify the revenues attributable to advertising agency sales and the impact on your gross margins. Also discuss whether this line of business has had a material impact on your liquidity and capital resources.

Response:  We have revised our disclosure in the Amended 10-Q to clarify that the revenue attributable to advertising agency sales for the quarter ended September 30, 2010 and 2009 was US$0.36 million and US$0.2 million, respectively, while its gross profit margins for the quarter ended September 30, 2010 and 2009 were 16% and 25%, respectively. Since to date we have only secured limited advertising agency sales contracts, we do not believe that advertising agency sales has had a material impact on our liquidity and capital resources.

Division of Corporation Finance
January 28, 2011

Liquidity and Capital Resources, page 32

35.
Please discuss, in more specific terms, whether your existing cash and cash equivalents and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months.

Response: In 2010, we terminated all our commercially non-viable advertising operating right contracts and only the Nanjing Road Project remains. As such, our future advertising operating right fee commitments has significantly reduced. We also do not expect to incur significant capital expenditure or have any debt repayment except 1% interest on US$5 million convertible notes in the coming twelve months. In general, we expect that our cash outflow in the coming twelve months will be mainly related to these general operating expenses and advertising right fees for the Nanjing Road Project. Such general operating expenses have been significantly reduced through our cost-cutting measures in 2009 as mentioned in our Management’s Discussion and Analysis.

Our existing cash and cash equivalents together with our liquid current assets are not sufficient to fund our cash outflow in the coming twelve months. As such we are relying on cash generated from our revenue and from Keywin’s exercise of its outstanding option to purchase US$2 million in shares of our common stock in order to maintain our operation.  However, there can be no assurance that we will be able to generate sufficient revenue or that Keywin will exercise its option before its expiration.

* * *

Division of Corporation Finance
January 28, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (852) 2833-2186 or Scott C. Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at 415) 983-1523.

Sincerely,

/s/ Earnest Leung
Earnest Leung
Chief Executive Officer

Cc: Scott C. Kline, Esq.

ANNEX 1

Corporate Structure Chart

Organization Chart as of January 10, 2011

Network CN Inc. ("NCN") (Delaware, U.S.A) Type 1 Co Director: 1) Earnest Leung 2) Godfrey Hui 3) Gerald Godfrey 4) Ronald Lee and 5) Serge Choukroun
NCN Group Limited ("NCN Group") (100%) (BVI) Type 1 Co Director: 1) Earnest Leung and 2) Godfrey Hui
NCN Group Management Limited (100%) (HK) Type 2 Co Director: 1) Earnest Leung and 2) Godfrey Hui
NCN Media Services Limited (100%) (BVI) Type 1 Co Director: Godfrey Hui
NCN Huamin Management Consultancy (Beijing) Company Limited ("NCN Huamin") (100%) (The PRC) Type 2 Co Director: Chan Yuen Fan
Crown Winner International Limited (100%) (HK) Type 4 Co Director: Godfrey Hui
Linkrich Enterprise Advertising and Investment Limited ("Linkrich Enterprise") (100%) (HK) Type 1 Co Director: 1) Earnest Leung and 2) Godfrey Hui
Cityhorizon Limited ("Cityhorizon Hong Kong") (100%) (HK) Type 1 Co Director: Godfrey Hui
Crown Eagle Investment Limited (100%) (HK) Type 4 Co Director: Godfrey Hui
Yi Gao Shanghai Advertising Limited ("Yi Gao") (70% + 30% indirect <See a>) (The PRC) Type 3 Co *Director: 1) Earnest Leung 2) Wan Jian Sheng and 3) Wang Yu Chun
Huizhong Lianhe Media Technology Co., Ltd ("Lianhe") (100%) (The PRC) Type 5 Co *Director: 1) Earnest Leung 2) Wan Jian Sheng and 3) Wang Yu Chun
Beijing Huizhong Bona Media Advertising Co., Ltd ("Bona") (VIE-100% indirect <See b>) (The PRC) Type 3 Co *Director: Earnest Leung Shareholder: Hao Da Yong (50%) and Shen Xiao Zhou (50%)

Remark:
Type 1 Co : Investment Holding
Type 2 Co: Provision of administrative and management services
Type 3 Co: Provision of advertising services
Type 4 Co: Dormant
Type 5 Co: Provision of high-tech services

Operations inside China

Direct Equity Ownership

Contractual Arrangements

* We have submitted the application for updating the register kept by the PRC Authority, pending for their approval.

<a> We only owned 70% equity interest of YiGao while the remaining 30% interest we exerted control through trust arrangement with Quo Advertising

<b> We did not directly own equity interest of Bona, however, we exert 100% control through a set of commercial agreements.

***